November 1, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mr. Perry Hindin Mr. Jay Ingram

Re:	Ermenegildo Zegna Holditalia S.p.A. Amendment No. 1 to Registration Statement on Form F-4 Filed September 30, 2021 File No. 333-259139

Dear Mr. Hindin and Mr. Ingram:

On behalf of our client, Ermenegildo Zegna Holditalia S.p.A. (the “Company”), we are writing to respond to the letter, dated October 15, 2021 (the “Comment Letter”), from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to Registration Statement on Form F-4 (the “Registration Statement”) filed on September 30, 2021. Concurrently with the submission of this letter, the Registrant has filed Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). The Registrant has supplementally provided a marked copy of the Amended Registration Statement against the September 30, 2021 filing to facilitate the Staff’s review.

The Registrant appreciates the Staff’s review of the Registration Statement and looks forward to working with the Staff to resolve the remaining Staff’s comments, ideally over the course of this week to facilitate the completion of the Company’s business combination before the end of the year. For the Staff’s convenience, the Registrant has reproduced the Staff’s comments made in the Comment Letter below in bold and provided its responses below each comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Amended Registration Statement.

U.S. Securities and Exchange Commission

November 1, 2021

In addition to the responses to the Staff’s comments, the Amended Registration Statement also includes updates to the information in the prospectus previously filed. In response to certain comments, the Registrant has agreed to change or supplement the disclosures in the Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Registrant believes its previous submissions or other public disclosures were deficient or inaccurate in any respect. Accordingly, any changes reflected in the Amended Registration Statement, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

The Registrant has also in certain cases responded to the Staff’s comments in this response letter. The Registrant understands that the Staff’s comments, even where the Staff requests or suggests a disclosure change, are based on the Staff’s understanding of information available to it, which may be less complete than the information available to the Registrant. Accordingly, the Registrant understands that those Staff comments may be withdrawn or modified based on the additional explanation or information provided by the Registrant.

As a result of changes to the Registration Statement, some page references in the Amended Registration Statement have changed from those in the Registration Statement as originally submitted. The page references in the Comment Letter refer to page numbers in the Registration Statement as initially submitted, while the page numbers in the Registrant’s responses refer to page numbers in the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information

Description of the Business Combination, page 195

1.

We note your response to prior comment 15 and the revisions to your registration statement; however, we continue to believe that more prominent disclosure should be provided regarding the impact of the capital distribution given its significance on the liquidity of the post-merger entity. In this regard, please address, here and in the forepart of your registration statement, the potential risks and consequences of using a majority of the proceeds from the IIAC public shareholders, the proceeds from the IIAC Sponsor, and the proceeds from the PIPE investors to essentially fund a dividend to the controlling shareholder of Zegna.

U.S. Securities and Exchange Commission

November 1, 2021

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 21 and 87 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31, 2020, page 200

2.

We note your response to prior comment 14, including the revisions you made; however, it continues to appear to us that since Zegna’s historical financial statements do not reflect the capital distribution, this transaction should also be reflected in determining the Adjusted Zegna column. It appears to us that such a presentation will more appropriately reflect the historical equity structure of Zegna that the public shareholders of IIAC are investing in. Please revise the pro forma balance sheet to more clearly present the financial position of Zegna that the public shareholders of IIAC will invest in by reflecting a reduction to Zegna’s historical equity and a related liability that would result from the capital distribution. As noted in your response, since the capital distribution will be funded with proceeds from the merger and related transactions, you should reflect the payment of the related liability as being paid in the Transaction Accounting Adjustments.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 205 to 207 of the Amended Registration Statement, by including an additional “Share Repurchase” column as part of the Transaction Accounting Adjustments in the Unaudited Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2021 and Note (N) on page 221 of the Amended Registration Statement.

The Company respectfully submits that reflecting the Capital Distribution and Share Repurchase in the Adjusted Zegna column, as suggested by the Staff’s comment, would not be appropriate or appropriately represent either the sequence of events or the substance and nature of the transaction. The Share Repurchase from the controlling shareholder of Zegna (i.e., Monterubello s.s.) is not being structured as – and is not intended to be treated as – a distribution of the earnings of Zegna. As described on page 221, the Capital Distribution and Share Repurchase occur only after the Merger between IIAC and EZ Cayman and the consummation of the PIPE Financing, with the proceeds of the Merger and the PIPE Financing being used to finance the Share Repurchase. On this basis, the Capital Distribution and subsequent Share Repurchase should not be viewed as funding a dividend (a dividend being a distribution out of the earnings of a company to all of its shareholders) or a distribution of historical equity to shareholders. As the Staff noted in its comment, the proceeds for the Share Repurchase come

U.S. Securities and Exchange Commission

November 1, 2021

from the capital raised by IIAC (and potentially in part from the PIPE Financing) and are used to, as part of the Business Combination, effect the acquisition of certain of shares held by – and consequently reduce the proportionate interest of – the controlling shareholder of Zegna.

On the basis of the above, the Company views the Share Repurchase as an equity transaction funded by a capital distribution which is intended to replicate an initial public offering of Zegna shares in the form of a secondary sale by the controlling shareholder. When effected through the format of a business combination with IIAC where Zegna, rather than IIAC, becomes the publicly listed company, this “secondary” has been structured as a capital distribution from IIAC following by a share purchase from the controlling shareholder of Zegna, but in essence it pursues the same effect as a sale of shares by selling shareholders in a traditional initial public offering or in a cash/stock merger. This transaction is capital/equity in nature and is not a distribution of earnings or a dividend or in the nature of a liability of Zegna. Therefore, the Company, IIAC and their respective legal and tax advisors feel strongly that the Share Repurchase constitutes an essential element of the Business Combination and should be represented as such in the pro forma financial information. This has been reflected in the current presentation of the “Share Repurchase” adjustment in the Amended Registration Statement, which as suggested by the Staff provides additional clarity for the benefit of IIAC shareholders.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation, page 205

3.

We note your response to prior comment 17. Please expand your disclosure, regarding the income tax effects on the pro forma adjustments, to include the information you provided in your response letter.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 213 of the Amended Registration Statement.

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustment (N), page 211

4.	Please reconcile total assets (US $) with the amount appearing on the historical balance sheet of IIAC and in note 3 or clarify why your current presentation is appropriate.

U.S. Securities and Exchange Commission

November 1, 2021

Response:

The Company acknowledges and agrees with the Staff’s comment, and confirms that the amount reported in the historical balance sheet of IIAC is correct. However, such comment is superseded as note (M) on pages 220 and 221 of the Amended Registration Statement refers to total assets of IIAC as of June 30, 2021 (as opposed to December 31, 2020).

5.

We note your response to prior comment 21. As previously requested, please revise your disclosures to clarify that the primary reason for the significant listing expense is due to the fact that the fair value of the Zegna shares being issued to the IIAC Sponsor in exchange for their shares of IIAC significantly exceeds the amount the IIAC Sponsor paid to acquire their IIAC shares.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 220 of the Amended Registration Statement.

5. Net Loss per Share, page 212

6.	It appears to us that the IIAC Sponsor should refer to footnote (3). Please revise your disclosures accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 223 of the Amended Registration Statement.

Ermenegildo Zegna Holditalia S.p.A Audited Consolidated Financial Statements 7. Revenues, page F-80

7.

We note your response to prior comment 30; however, it appears you provide revenue by product line on pages 223-227 and segment revenue by sales channel on pages 233-234. In this regard, it remains unclear to us why you have not provided disaggregated revenue by product line and by sales channel, pursuant to paragraph B88 of IFRS 15, and why your MD&A disclosures do not disclose and discuss the factors that impacted changes in revenues by product line and by sales channel during each period presented.

U.S. Securities and Exchange Commission

November 1, 2021

Response:

The Company respectfully advises the Staff that the information included by product line and sales channel in the section “Business of Zegna and Certain Information About Zegna” were only prepared in 2021 as part of the registration process and as part of the Company’s consideration of how it intends to present revenue in the future. As noted in our previous response, the Company historically did not present IFRS 15 revenue information by product line or by sales channel for the annual periods included in the Zegna Annual Consolidated Financial Statements included in the Registration Statement. Similarly, the chief operating decision maker did not monitor revenue by product line or by sales channels during these historical periods.

However, in response of the Staff’s comment, this information has been included in the financial statements for each of the three years ended December 31, 2020 and in the interim financial statements for the six months ended June 30, 2021 included in the Amended Registration Statement. Similarly, in response to the Staff’s comment, the Company has supplemented the disclosure on pages 258 to 260 and 268 to 271 of its MD&A in the Amended Registration Statement, including discussion of the factors that impacted changes in revenues by product line and by sales channel during each period presented.

Further, in preparing the disclosure for the financial statements as a result of the Staff’s comment, the Company identified immaterial errors in the amounts previously disclosed in pages 233 to 234 and 223 to 227 of the Registration Statement in the section “Business of Zegna and Certain Information About Zegna”, as well as disclosure on pages 63 and 64 of the Registration Statement in the section “Risk Factors”. Such amounts have been revised to agree with the amounts reported in the financial statements.

U.S. Securities and Exchange Commission

November 1, 2021

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Any questions or comments with respect to the Amended Registration Statement may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com).

Very truly yours,

/s/ Scott D. Miller
Scott D. Miller

cc:	Dale Welcome
Anne Mcconnell
(U.S. Securities and Exchange Commission)

Gianluca A. Tagliabue
Delphine Gieux
(Ermenegildo Zegna Holditalia S.p.A.)

Andrea Cicero
(Investindustrial Acquisition Corp.)

Christian O. Nagler
Cedric Van den Borren
(Kirkland & Ellis LLP)